FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-113239

PROSPECTUS

Saks Incorporated

Offer to Exchange $208,105,000 of Its

7% Notes Due 2013,

Registered under the Securities Act,

for $208,105,000 of Its Outstanding Unregistered

7% Notes Due 2013

This exchange offer will expire at 5:00 p.m.,

New York City time, on May 7, 2004, unless extended.

•	We are offering to exchange $208,105,000 aggregate principal amount of registered 7% notes due December 1, 2013, registered under the Securities Act of 1933, as amended, or, the “Securities Act,” and are referred to in this prospectus as the new notes, for all $208,105,000 aggregate principal amount of outstanding unregistered 7% notes due December 1, 2013, which are referred to in this prospectus as the old notes.

•	The terms of the new notes will be substantially identical to the old notes that we issued on December 8, 2003, except that the new notes will be registered under the Securities Act and will not be subject to transfer restrictions or registration rights. The old notes were issued without compliance with the registration requirements of the Securities Act of 1933 in reliance upon an available exemption.

•	We will pay interest on the new notes on each June 1 and December 1, beginning June 1, 2004.

•	The new notes will be fully and unconditionally guaranteed by all of our existing and future subsidiaries that are or become guarantors of our credit facility.

•	Subject to the terms of this exchange offer, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer.

•	The exchange of old notes for new notes pursuant to this exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

•	We will not receive any proceeds from this exchange offer.

Investing in the new notes involves risks. You should consider carefully the risk factors beginning on page 9 of this prospectus before tendering your old notes in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where those old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution” in this prospectus.

The date of this prospectus is April 12, 2004

i

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the new notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospectus may have changed since that date.

This exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of this exchange offer would violate the securities or blue sky laws of that jurisdiction.

Unless the context otherwise requires, as used in this prospectus:

•	the terms “Saks,” “our,” or “we” refer to the combined entities of Saks Incorporated and its subsidiaries, including those subsidiaries of Saks that are guarantors of the notes;

•	the term “old notes” refers to the 7% notes due 2013 that we issued on December 8, 2003;

•	the term ”new notes” refers to the 7% notes due 2013 that we registered under the Securities Act and that we are offering in exchange for the old notes; and

•	the term “notes” refers to the old notes and the new notes, collectively.

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date (as defined in this prospectus) and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC”. Our filings with the SEC are available on the Internet at the SEC’s EDGAR website at http://www.sec.gov. You may read and copy any document that we file with the SEC at the SEC’s public reference room at the following address:

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also review a copy of our filings at the SEC’s regional offices in Chicago, Illinois or New York, New York. You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms and their copy charges. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and supersede the corresponding information contained in this prospectus.

We are incorporating by reference the following documents that we have previously filed with the SEC:

•	Our annual report on Form 10-K for the fiscal year ended February 1, 2003;

•	Our quarterly reports on Form 10-Q for the quarters ended May 3, 2003, August 2, 2003 and November 1, 2003;

•	Our amendment No. 1 to our quarterly report on Form 10-Q for the quarter ended August 3, 2002 filed on March 24, 2003; and

•	Our current reports on Form 8-K filed on February 6, 2003, February 24, 2003, both current reports on Form 8-K filed on March 6, 2003, April 1, 2003, April 8, 2003, April 10, 2003, April 16, 2003, November 4, 2003, December 11, 2003, March 3, 2004 (as amended on March 17, 2004), March 4, 2004, both current reports on Form 8-K filed on March 16, 2004 and March 26, 2004.

We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” after the date of this prospectus and prior to the completion of the exchange offer. In no event, however, will any of the information that we disclose under Items 9 and 12 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise included in, this prospectus. You may request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Saks Incorporated

750 Lakeshore Parkway

Birmingham, Alabama 35211

Telephone: (205) 940-4000

Facsimile: (205) 940-4468

Attention: Charles J. Hansen

If you would like to request documents, please do so by no later than April 29, 2004 in order to receive the documents before this exchange offer expires on May 7, 2004.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, including the information incorporated into this prospectus by reference to other documents, may constitute “forward-looking statements” for purposes of the Securities Act and the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. When used in this prospectus or in documents incorporated by reference in this prospectus, the words “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempt,” “seek” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Assumptions and other important factors that could cause our actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	the level of consumer spending for apparel and other merchandise carried by us and our ability to respond quickly to consumer trends;

•	adequate and stable sources of merchandise;

•	the competitive pricing environment within the department and specialty store industries as well as other retail channels;

•	favorable customer response to planned changes in customer service formats;

•	the effectiveness of planned advertising, marketing and promotional campaigns;

•	the level of tourism in New York City, NY, Beverly Hills and San Francisco, CA, and other major U.S. cities where Saks Fifth Avenue operates retail stores;

•	favorable customer response to increased relationship marketing efforts and proprietary credit card loyalty programs;

•	effective expense control;

•	effective continued operations of credit card servicing operations;

•	continued successful operation of our proprietary credit card strategic alliance with Household Bank (SB), N.A., an affiliate of Household International;

•	changes in interest rates; and

•	other factors referenced in this offering memorandum, as well as the information incorporated herein by reference. In particular, see Exhibit 99.3 to our Form 10-K for the fiscal year ended February 1, 2003 filed with the SEC, which is incorporated by reference in this offering memorandum and which may be accessed via EDGAR through the Internet at www.sec.gov.

Other factors and assumptions not identified above also were involved in the derivation of the forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. You are cautioned not to rely on the forward-looking statements, which speak only as of the date of this offering memorandum. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

PROSPECTUS SUMMARY

This brief summary highlights selected information from this prospectus. It may not contain all the information that is important to you. For a more complete understanding of this exchange offer, our company, and the new notes, we encourage you to read this entire prospectus carefully, including the risk factors and the other documents referred to in this prospectus.

Saks Incorporated

We are a leading operator of branded department stores in the United States and currently operate 376 luxury, traditional and off-price department stores and specialty stores in 39 states. By operating different retail formats, we believe that we benefit from and appeal to a geographically and demographically diverse group of existing and prospective customers.

We have organized our retail businesses into two main business segments:

•	the Saks Department Store Group, which includes 242 traditional department stores under the names Proffitt’s, McRae’s, Younkers, Parisian, Herberger’s, Carson Pirie Scott, Bergner’s, Boston Store and 19 Club Libby Lu specialty stores; and

•	Saks Fifth Avenue Enterprises, which consists of 62 Saks Fifth Avenue stores and 53 Off 5th stores.

We also provide common support services to our two business segments. We believe this organizational structure allows us to focus effectively on both our traditional department store and Saks Fifth Avenue businesses, while reducing costs for support functions that are common between our two business segments.

This Exchange Offer

Background	On December 8, 2003, we issued $208,105,000 of our old notes due 2013 in a private offering. In connection with this private offering, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

General	We are offering to exchange $1,000 principal amount of our new notes due December 1, 2013 for each $1,000 principal amount of our old notes due December 1, 2013. Currently, there is outstanding $208,105,000 in principal amount of old notes.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes are registered under the Securities Act and are generally not subject to transfer restrictions or registration rights.

Old notes may be exchanged only in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. New notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

Subject to the terms of this exchange offer, we will exchange new notes for all of the old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. The new notes will be issued in exchange for corresponding old notes in this exchange offer, if consummated, on the fifth business day following the expiration date of this exchange offer or as soon as practicable after that date.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on May 7, 2004, unless we extend it. We do not currently intend to extend the expiration date.

Withdrawal of Tenders	You may withdraw the surrender of your old notes at any time prior to the expiration date.

Taxation	The exchange of old notes for new notes in this exchange offer will not be a taxable event for U.S. federal income tax purposes.

Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, which we may assert or waive. See “This Exchange Offer—Conditions to this Exchange Offer; Waivers.”

Procedures for Tendering	If you wish to accept this exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct this custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company, or DTC, must tender old notes through DTC’s Automated Tender Offer Program, or ATOP, which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

By tendering your old notes in either of these manners, you will represent and agree with us that:

• you are acquiring the new notes in the ordinary course of your business for investment purposes;

• you are not engaged in, and do not intend to engage in, the distribution of the new notes (within the meaning of the Securities Act);

• you have no arrangement or understanding with anyone to participate in a distribution of the new notes; and

• you are not an affiliate of Saks within the meaning of Rule 405 under the Securities Act.

See “This Exchange Offer—Effect of Surrendering Old Notes.”

If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of these new notes.

Resale of New Notes	We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus, if you can make the representations that appear under “This Exchange Offer—Effect of Surrendering Old Notes.” Our belief is based on interpretations expressed in some of the SEC’s no-action letters to other issuers in exchange offers like ours.

We cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any registered note issued to you in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act. A broker-dealer can only resell or transfer new notes if it delivers a prospectus in connection with the resale or transfer.

Consequences of Failure to Exchange	For a description of the consequences of a failure to exchange the old notes, see “Risk Factors.”

Exchange Agent	The Bank of New York is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are on page 19 of this prospectus.

The New Notes

Issuer	Saks Incorporated

Maturity Date of the New Notes	December 1, 2013

Interest	7%

Interest will be payable semi-annually on each June 1 and December 1, commencing June 1, 2004.

Guarantees	The new notes will be fully and unconditionally guaranteed by all of our subsidiaries that are guarantors of our credit facility. These guarantors include the following subsidiaries: Parisian, Inc., McRae’s, Inc., McRae’s Stores Partnership, McRae’s Of Alabama, Inc., New York City Saks, LLC, Saks Holdings, Inc., Saks & Company, Saks Fifth Avenue, Inc., Saks Fifth Avenue of Texas, Inc., Saks Fifth Avenue Texas, L.P., Saks Direct, Inc., Saks Fifth Avenue Distribution Company, Herberger’s Department Stores, LLC, Carson Pirie Holdings, Inc., Saks Distribution Centers, Inc., Saks Wholesalers, Inc., McRae’s Stores Services, Inc., Jackson Leasing, LLC, McRIL, LLC, SCCA, LLC, SCIL, LLC, SFAILA, LLC, SCCA Store Holdings, Inc., Merchandise Credit, LLC, SCIL Store Holdings, Inc., Tex SFA, Inc., NorthPark Fixtures, Inc. and PMIN General Partnership. In addition, if our other subsidiaries become guarantors under our credit facility, those subsidiaries will also become guarantors of the new notes.

Ranking	The new notes and the guarantees will be general, unsecured obligations. The new notes and the guarantees will rank equally in right of payment with all of our and the guarantors’ other unsecured and unsubordinated obligations. The new notes and the guarantees will effectively rank junior to any of our and the guarantors’ secured indebtedness to the extent of our and their assets that secure secured indebtedness. The new notes will also be effectively subordinated to all obligations of our subsidiaries that are not guarantors. See “Risk Factors—Some of Our Other Debt Ranks Ahead of the New Notes in Right of Repayment,” “Description of the New Notes—General” and “—Guarantees.”

Restrictive Covenants	The indenture governing the new notes will contain covenants that will, among other things, limit our ability to:

• engage, or permit our domestic subsidiaries to engage, in specified sale-leaseback transactions; and

• enter into specified mergers or consolidations or dispose of stock or specified assets.

Use of Proceeds	We will not receive any proceeds from this exchange offer.

Events of Default	For a discussion of events that will permit acceleration of the payment of the principal of and accrued interest on the new notes, see “Description of the New Notes—Events of Default.”

Form and Denomination	The new notes will be issued only in the form of one or more global notes. Each global note will be deposited with DTC, in each case for credit to the account of a direct or indirect participant of DTC. Investors in the global notes who are participants in DTC may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants in DTC may hold their interests indirectly through organizations that are participants in DTC. Interests in the global notes will be shown on, and transfers of those interests will be effected only through, records maintained by DTC and its participants, including Euroclear and Clearstream. See “Description of the New Notes—Book-Entry, Delivery and Form.”

Except as set forth under “Description of the New Notes—Exchange of Global Notes for Certificated Notes,” participants and indirect participants will not be entitled to receive physical delivery of definitive new notes or to have new notes issued and registered in their names and will not be considered the owners or holders of the new notes under the indenture.

Interests in the global notes and the definitive new notes, if any, will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

Governing Law	The new notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee, Transfer Agent, and Book-Entry Depository	The Bank of New York

Paying Agent	The Bank of New York

Risk Factors

You should read the section entitled “Risk Factors,” beginning on page 9 of this prospectus, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with tendering your old notes in this exchange offer and receiving new notes.

SAKS INCORPORATED

Saks Incorporated and its subsidiaries operate two business segments, Saks Department Store Group and Saks Fifth Avenue Enterprises.

Saks Department Store Group currently operates 242 traditional department stores in 24 states under the following nameplates: Parisian, Proffitt’s, McRae’s, Younkers, Herberger’s, Carson Pirie Scott, Bergner’s and Boston Store, in addition to 19 Club Libby Lu specialty stores. Saks Department Store Group stores are principally anchor stores in leading regional or community malls, and the stores typically offer a broad selection of upper-moderate to better fashion apparel, shoes, accessories, jewelry, cosmetics, and decorative home furnishings, as well as furniture in selected locations. Saks Department Store Group stores are promoted as “the best place to shop in your hometown.” Club Libby Lu is a specialty retailer offering an assortment of products and experiences for the pre-teen customer.

Saks Fifth Avenue Enterprises includes Saks Fifth Avenue luxury department stores (62 stores in 25 states) and Off 5th Saks Fifth Avenue outlet stores (53 stores in 23 states). Saks Fifth Avenue stores are intended to offer customers “the most inviting luxury experience.” The locations are principally free-standing stores in exclusive shopping destinations or anchor stores in upscale regional malls, and the stores typically offer a wide assortment of distinctive luxury fashion apparel, shoes, accessories, jewelry, cosmetics, and gifts. Customers may also purchase Saks Fifth Avenue products by catalog or online at saks.com. Off 5th Saks Fifth Avenue outlet stores are intended to be the premier luxury off-price retailer in the United States, where customers can find Saks Fifth Avenue merchandise for a “gem of a deal.” Off 5th Saks Fifth Avenue outlet stores are primarily located in upscale mixed-use and off-price centers and offer luxury apparel, shoes, accessories, cosmetics, and decorative home furnishings, targeting the value-conscious customer.

We experienced significant growth between 1994 and 1998, primarily through a series of acquisitions. Our major acquisitions are outlined below:

Name	Headquarters	Number of Stores Acquired	Locations	Date Acquired
McRae’s	Jackson, MS	31	Southeast	March 31, 1994
Younkers	Des Moines, IA	50	Midwest	February 3, 1996
Parisian	Birmingham, AL	40	Southeast/Midwest	October 11, 1996
Herberger’s	St. Cloud, MN	37	Midwest	February 1, 1997
Carson Pirie Scott	Milwaukee, WI	55	Midwest	January 31, 1998
Saks Fifth Avenue	New York, NY	95	National	September 17, 1998

In addition to acquisitions, we historically have grown through opening new stores and by expanding and renovating selected stores. During fiscal 2002, we opened three new Saks Department Store Group stores and one new Off 5th Saks Fifth Avenue Outlet store. In addition, we replaced three Saks Department Store Group stores and one Saks Fifth Avenue store with new stores. During fiscal 2003, we opened three traditional department stores, 19 Club Libby Lu specialty stores (of which 11 were acquired), two Saks Fifth Avenue stores, and two Off 5th Saks Fifth Avenue outlet stores.

Our principal executive offices are located at 750 Lakeshore Parkway, Birmingham, Alabama 35211. Our telephone number is (205) 940-4000.

SELECTED FINANCIAL DATA

(Dollars in Thousands)

The following table sets forth summary financial and operating data as of and for the five fiscal years ended February 1, 2003, and summary unaudited financial and operating data as of and for the nine months ended November 1, 2003 and November 2, 2002.

	Nine Months Ended		Fiscal Year Ended (a) (f)
	November 1, 2003	November 2, 2002	February 1, 2003	February 2, 2002	February 3, 2001(e)	January 29, 2000	January 30, 1999
Net sales	$4,086,111	$4,069,601	$5,911,122	$6,070,568	$6,581,236	$6,434,167	$5,963,813
Cost of sales	2,541,729	2,538,033	3,715,502	3,938,150	4,188,816	4,013,841	3,790,084
Selling, general and administrative expenses	1,051,040	1,003,455	1,354,882	1,411,266	1,456,248	1,374,324	1,336,531
Depreciation and amortization	162,976	160,415	216,022	219,773	214,099	178,775	155,361
Property and equipment rentals	150,999	150,341	203,636	200,932	196,813	187,829	181,966
Taxes other than income taxes	112,345	114,605	153,834	156,788	163,745	155,724	150,839
Store pre-opening costs	4,991	3,744	4,619	5,130	6,196	13,342	10,567
Integration and Year 2000 charges(b)(c)	(22)	2,305	9,981	1,539	19,886	41,577	121,744
(Gains) losses from long-lived assets	339	1,925	19,547	32,621	73,572	12,547	61,785

Operating income	61,714	94,778	233,099	104,369	261,861	456,208	154,936
Interest expense	(82,926)	(93,019)	(124,052)	(131,039)	(149,995)	(138,968)	(110,971)
Gain (loss) on extinguishment of debt(d)	—	709	709	26,110	—	(15,182)	(42,369)
Other income (expense), net	5,313	296	229	1,083	3,733	140	22,201

Income (loss) before provision for income taxes and cumulative effect of accounting change	(15,899)	2,764	109,985	523	115,599	302,198	23,797
Provision (benefit) for income taxes	(16,912)	1,041	40,148	201	40,383	112,555	24,693

Income (loss) before cumulative effect of accounting change	1,013	1,723	69,837	322	75,216	189,643	(896)
Cumulative effect of a change in accounting principle, net of taxes	—	(45,593)	(45,593)	—	—	—	—

Net income (loss)	$1,013	$(43,870)	$24,244	$322	$75,216	$189,643	$(896)

Other Financial Data
Ratio of earnings to fixed charges	0.9	1.0	1.5	1.0	1.5	2.3	1.1
Consolidated Balance Sheet Data
Working Capital	$1,089,473	$1,068,737	$1,123,833	$983,151	$1,085,956	$1,110,796	$887,875
Total assets	$4,948,340	$4,867,110	$4,579,356	$4,595,521	$5,050,611	$5,098,952	$5,188,981
Long-term debt, less current portion	$1,249,175	$1,442,538	$1,327,381	$1,356,580	$1,801,657	$1,966,802	$2,114,647
Shareholders’ equity	$2,206,068	$2,232,974	$2,267,272	$2,271,437	$2,293,829	$2,208,343	$2,007,575
Selected Data
Stores open at end of period	374	356	356	356	362	360	352
Capital expenditures	$135,807	$124,105	$142,355	$219,838	$274,852	$430,348	$421,062

(a)	Effective September 17, 1998, Saks Holdings, Inc. was acquired by Saks Incorporated. We accounted for this acquisition under the pooling-of-interests method of accounting. Accordingly, our financial statements include the results of operations for the entire fiscal year. We completed the purchase of 14 Dillard’s stores on October 2, 1998 and one Dillard’s store on December 1, 1998, which we accounted for under the purchase method of accounting. As a consequence, our financial statements include the results of operations for these stores from the dates of purchase.
(b)

In fiscal 2003 and 2002, we incurred integration charges associated with the consolidation of the Younkers’ home office into Carson Pirie Scott’s home office. In fiscal 2001 and 2000, we incurred integration charges associated with the consolidation of the Herberger’s home office into Carson Pirie Scott’s home office and the McRae’s home office into the Proffitt’s home office. We also incurred costs in connection with our southern distribution center consolidation. In fiscal 1998 and 1999 in connection with the acquisitions of the Dillard’s stores and Saks Holdings, we incurred merger and integration charges, including (i) transaction costs, (ii) costs associated with severance and related benefits and abandonment and elimination of duplicate administrative office space, property, data processing equipment and software, and (iii) other costs.

(c)	During fiscal 1997, we initiated the assessment of the information systems effect of the Year 2000. The necessary systems modifications and upgrades resulted in expenses of $5.9 million and $10.4 million in fiscal 1999 and 1998, respectively.
(d)	During fiscal 2002 and fiscal 2001, we repurchased, at a discount, certain of our Senior Subordinated Notes due 2004 resulting in a gain on extinguishment of debt. During fiscal 1999, we completed various balance sheet restructuring transactions that resulted in debt extinguishment charges. During fiscal 1998 and as a result of the Saks Holdings acquisition, we completed various balance sheet restructuring transactions that resulted in debt extinguishment charges. These 1998 transactions included the restructuring of our revolving credit facilities, the repurchase of our 8 1/8% Senior Notes and the prepayment of real estate secured notes.
(e)	Fiscal years 2002, 2001, 1999 and 1998 contained 52 weeks. Fiscal year 2000 contained 53 weeks ended on February 3, 2001.
(f)	In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified in the previously reported consolidated financial statements to conform to the presentation in the current period. These reclassifications are between cost of sales and selling, general and administrative expenses and resulted from the application of EITF Issue No. 02-16, which addresses the accounting by a retailer for certain consideration received from a vendor.

RISK FACTORS

Before you tender your old notes, you should be aware that there are various risks involved in an investment in new notes, including those we describe below. You should consider carefully these risk factors together with all of the other information included or referred to in this prospectus before you decide to tender your old notes in this exchange offer.

If You Fail to Exchange Your Old Notes for New Notes, You Will Continue to Hold Notes Subject to Transfer Restrictions.

We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes set forth under “This Exchange Offer—Procedures for Tendering” and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

If you do not exchange your old notes for new notes in this exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. If you continue to hold any old notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

Because we anticipate that most holders of old notes will elect to participate in this exchange offer, we expect that the liquidity of the market for the old notes after the completion of this exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the old notes not exchanged. Following this exchange offer, if you did not tender your old notes, you generally will not have any further registration rights, except in limited circumstances, and the old notes will continue to be subject to transfer restrictions.

If an Active Trading Market Does Not Develop for the New Notes, You May be Unable to Sell the New Notes or to Sell Them at a Price You Deem Sufficient.

The new notes will be new securities for which there is no established trading market. We do not intend to list the new notes on any exchange or create or maintain a trading market for them. We give no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their new notes; or

•	the price at which holders would be able to sell their new notes.

Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the new notes;

•	the interest of securities dealers in making a market for the new notes;

•	the market for similar debt securities; and

•	our financial performance.

We understand that the dealer managers that assisted us in issuing the old notes presently intend to make a market in the new notes. However, they are not obligated to do so and may discontinue making a market in the new notes at any time without notice. Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, the limited amount of new notes that would be issued and outstanding after we complete this exchange offer could adversely affect the development or viability of a market for the new notes.

Some of Our Other Debt Ranks Ahead of the New Notes in Right of Repayment

The new notes and the guarantees of the new notes will be unsecured obligations. If we default, your right to payment under the new notes will be:

•	subordinate to all of our and the guarantors’ secured debt, including any amounts we borrow under our credit facility;

•	equal to all of our and the guarantors’ unsecured and unsubordinated debt; and

•	senior to all of our and the guarantors’ subordinated debt.

Assuming holders exchanged outstanding old notes with an aggregate principal amount of $208,105,000 for new notes in this exchange offer, on January 31, 2004, our outstanding short-term and long-term debt, combined with that of our subsidiaries that are acting as guarantors of the new notes would have been approximately $1.28 billion. Of this amount:

•	approximately $142 million was secured debt having priority over the new notes; and

•	approximately $925 million in the aggregate outstanding under our 7 1/4% Notes due 2004, our 7% notes due 2004, our 8 1/4% Notes due 2008, our 7 1/2% Notes due 2010, our 9 7/8% Notes due 2011 and our 7 3/8% Notes due 2019 was unsecured and unsubordinated debt ranking equally in right of payment with the new notes.

The holders of our secured debt will have a prior claim on our assets that secure the holders’ secured debt. As a result, the holders of our secured debt will be paid before you receive any amounts due under the terms of the new notes and the guarantees of the new notes, but only to the extent of the value of the assets securing their debt. In addition, if we or one of the guarantors are involved in any dissolution, liquidation or reorganization, you may not be able to recover any interest or principal you are due under the new notes.

If we or a guarantor becomes insolvent, the guarantee of the new notes could be held by a court to be unenforceable. If the guarantees were held to be unenforceable, you would have a claim against the equity of the guarantor but would be paid only after all of the direct obligations of the guarantor had been satisfied.

We will use a portion of our cash flow from operations to make payments, consisting primarily of interest and principal, on our debt. This will reduce the funds available for our operations and capital expenditures. Also, the overall amount of debt we have outstanding and the restrictive covenants contained in the terms of that debt may make us vulnerable to economic downturns and competitive pressures, and may hinder our ability to accomplish our strategic objectives.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement into which we entered when we issued the old notes. We will not receive any cash proceeds from this exchange offer. In exchange for old notes that you tender pursuant to this exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and canceled by us upon receipt and cannot be reissued. The issuance of the new notes under this exchange offer will not result in any increase in our outstanding debt.

We did not receive any cash proceeds in the transaction where we issued the old notes. In that transaction we exchanged $208,105,000 in old notes and $88,457,384 in cash for $261,226,111 of our 8 1/4% notes due in 2008. We retired and canceled all of the 8 1/4% notes that were tendered in exchange for the old notes.

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The ratio of earnings to combined fixed charges is computed by dividing earnings by fixed charges. For these purposes, earnings consist primarily of income (loss) before income taxes and extraordinary items adjusted for fixed charges. Fixed charges consist primarily of interest (whether expensed or capitalized) and the portion of rental expense representative of the interest factor in these rentals.

The following sets forth our consolidated ratio of earnings to combined fixed charges for the periods shown:

	For the Nine Months Ended,	For the Fiscal Year Ended,
	November 1, 2003	February 1, 2003	February 2, 2002	February 3, 2001	January 29, 2000	January 30, 1999
Ratio of Earnings to Fixed Charges:	0.9	1.5	1.0	1.5	2.3	1.1

THIS EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

The new notes to be issued in the exchange offer will be exchanged for our old notes due 2013 that we issued on December 8, 2003. On that date, we exchanged $208,105,000 of old notes and $88,457,384 in cash for $261,226,111 of our 8 1/4% notes due 2008. We made this exchange only with holders of the 2008 notes whom we believed were qualified institutional buyers within the meaning of Rule 144A under the Securities Act or non-U.S. persons in accordance with Regulation S under the Securities Act. We exchanged the old notes without compliance with the registration requirements of the Securities Act in reliance upon an exemption from those registration requirements. As part of the exchange transaction we entered into a registration rights agreement pursuant to which we agreed to:

•	file with the SEC by March 8, 2004, a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer; and

•	use our best efforts to cause that registration statement to become effective under the Securities Act on or before June 7, 2004.

We agreed to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of this exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

For purposes of this exchange offer, the term “holder” means any person in whose name old notes are registered on the trustee’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by The Depository Trust Company, which we refer to as the “Depositary” or “DTC,” who desires to deliver the old notes by book-entry transfer at DTC. The terms “exchange agent” refers to Global Bondholder Services Corporation and “trustee” refers to The Bank of New York.

Terms of this Exchange Offer

Subject to the terms and conditions of this exchange offer, we will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes properly surrendered pursuant to this exchange offer and not validly withdrawn prior to the expiration date. Old notes may be surrendered only in integral multiples of $1,000. The form and terms of the new notes are the same as the form and terms of the old notes except that:

•	the new notes will be registered under the Securities Act and will not bear legends restricting the transfer of the new notes; and

•	holders of the new notes will not be entitled to any of the registration rights of holders of old notes under the registration rights agreement.

The new notes will evidence the same indebtedness as the old notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture under which the old notes were issued. As a result, both series of notes will be treated as a single class of debt securities under the indenture.

As of the date of this prospectus, $208,105,000 million in aggregate principal amount of the old notes is outstanding. All of the old notes are registered in the name of Cede & Co., as nominee for DTC. Solely for reasons of administration, we have fixed the close of business on March 9, 2004 as the record date for this exchange offer for purposes of determining the persons to whom this prospectus and the accompanying letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in this exchange offer.

In connection with this exchange offer, the laws of the State of New York, which govern the indenture and the notes, do not give you any appraisal or dissenters’ rights nor any other right to seek monetary damages in court. We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act and the related SEC rules and regulations.

For all relevant purposes, we will be regarded as having accepted properly surrendered old notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the surrendering holders of old notes for the purposes of receiving the new notes from us.

If you surrender old notes in this exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described under “—Other Fees and Expenses.”

Conditions to this Exchange Offer; Waivers

Notwithstanding any other term of this exchange offer, or any extension of this exchange offer, we do not have to accept for exchange, or exchange new notes for, any old notes, and we may terminate this exchange offer before acceptance of the old notes, if:

•	any statute, rule or regulation has been enacted, or any action has been taken by any court or governmental authority that, in our judgment, seeks to or would prohibit, restrict or otherwise render the consummation of this exchange offer illegal, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits to us of this exchange offer;

•	any change, or any development that would cause a change, in our business or financial affairs has occurred that, in our judgment, might materially impair our ability to proceed with this exchange offer or that would materially impair the contemplated benefits to us of this exchange offer; or

•	a change occurs in the current interpretations by the staff of the SEC that, in our judgment, might materially impair our ability to proceed with this exchange offer.

If we, in our sole discretion, determine that any of the above conditions is not satisfied, we may:

•	refuse to accept any old notes and return all surrendered old notes to the surrendering holders;

•	extend this exchange offer and retain all old notes surrendered prior to the expiration date, subject to the holders’ right to withdraw the surrender of their old notes; or

•	waive any unsatisfied conditions regarding this exchange offer and accept all properly surrendered old notes that have not been withdrawn. If this waiver constitutes a material change to this exchange offer, we will promptly disclose the waiver by means of a prospectus supplement or post-effective amendment to the registration statement that includes this prospectus that will be distributed to the holders. We will also extend this exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the holders, if this exchange offer would otherwise expire during the five-to-ten business-day period.

Consequences to Holders of Old Notes Not Tendering in this Exchange Offer

Participation in this exchange offer is voluntary. You are urged to consult your legal, financial and tax advisors in making your decisions on what action to take.

Old notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

•	to a person who the seller reasonably believes is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in an offshore transaction complying with Rule 904 of Regulation S under the Securities Act;

•	pursuant to an exemption from registration under the Securities Act provided by Rule 144, if available; or

•	pursuant to an effective registration statement under the Securities Act.

Expiration Date; Extensions; Amendments

The “expiration date” is 5:00 p.m., New York City time on May 7, 2004 unless we extend this exchange offer, in which case the expiration date is the latest date and time to which we extend this exchange offer.

In order to extend this exchange offer, we will:

•	notify the exchange agent of any extension by oral or written notice; and

•	issue a press release or other public announcement that would include disclosure of the approximate number of old notes deposited and that would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right:

•	to delay accepting any old notes;

•	to extend this exchange offer;

•	to terminate or amend this exchange offer, and not accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the events set forth in “—Conditions of this Exchange Offer” by giving oral or written notice to the exchange agent; or

•	to waive any conditions or otherwise amend this exchange offer in any respect, by giving oral or written notice to the exchange agent.

Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement or post-effective amendment to the registration statement.

If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement or post-effective amendment that will be distributed to the holders. We will also extend this exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if this exchange offer would otherwise expire during the five to ten business day period.

We will have no obligation to publish, advertise or otherwise communicate any public announcement of any delay, extension, amendment (other than amendments constituting a material change to this exchange offer) or termination that we may choose to make, other than by making a timely release to an appropriate news agency.

Effect of Surrendering Old Notes

By surrendering old notes pursuant to this exchange offer, you will be representing to us that, among other things:

•	you have full power and authority to surrender, sell, assign and transfer the old notes surrendered;

•	we will acquire good title to the old notes being surrendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim when the old notes are accepted by us;

•	you are acquiring the new notes in the ordinary course of your business and for investment purposes;

•	you are not engaged in, and do not intend to engage in, the distribution of the new notes;

•	you have no arrangement or understanding with any person to participate in the distribution of the new notes;

•	you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in this exchange offer for the purpose of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new notes, and you understand that you cannot rely on the SEC’s position with respect to exchange offers, as expressed by its staff through no-action letters;

•	you understand that a secondary resale transaction described above and any resales of new notes obtained by you in exchange for old notes acquired by you directly from us should be covered by an effective registration statement containing the information required by Item 507 or Item 508 of the SEC’s Regulation S-K;

•	you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of Saks; and

•	we may rely upon these representations for purposes of this exchange offer.

In addition, if you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you must acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of your new notes. See “Plan of Distribution.”

Interest on the New Notes

The new notes will accrue interest on the same terms as the old notes at the rate of 7% per year from December 8, 2003, payable semi-annually in arrears on June 1 and December 1 of each year, commencing June 1, 2004. Old notes accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each registered note will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes or the new notes, from December 8, 2003.

Resale of the New Notes

We believe that you will be allowed to resell the new notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the representations set forth above under “—Effect of Surrendering Old Notes.” However, if you intend to participate in a distribution of the new notes, you must comply with the registration requirements of the Securities Act and deliver a prospectus in connection with resales, unless an exemption from registration is otherwise available. In addition, you will be subject to additional restrictions if you are an “affiliate” of Saks as defined under Rule 405 of the Securities Act. You will be required to represent to us in the letter of transmittal accompanying this prospectus that you meet these conditions exempting you from the registration requirements.

Our belief that you will be allowed to resell the new notes without registration is based on SEC interpretations expressed in some of its no-action letters to other issuers in exchange offers like ours. However, we have not asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be certain that the SEC’s interpretations applicable to other exchange offers will apply to this exchange offer.

A broker-dealer that purchased old notes for market-making or other trading activities must acknowledge that it will deliver a prospectus in order to resell any new notes it receives for its own account in this exchange offer. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit it is an “underwriter” within the meaning of the Securities Act. This prospectus may be used by a broker-dealer to resell any of its new notes where such new notes were acquired by the broker-deal as a result of market-making or other trading activities. We have agreed in the registration rights agreement to send this prospectus to any broker-dealer that requests copies in the letter of transmittal for a period of up to one year after the expiration date of this exchange offer. See “Plan of Distribution” for more information regarding broker-dealers.

Acceptance of Old Notes for Exchange; Delivery of New Notes

On the settlement date, new notes to be issued in exchange for old notes in this exchange offer, if consummated, will be delivered in book-entry form.

We will be deemed to have accepted validly tendered old notes that have not been validly withdrawn as provided in this prospectus when, and if, we have given oral or written notice thereof to the exchange agent. Subject to the terms and conditions of this exchange offer, delivery of new notes will be made by the exchange agent on the settlement date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the old notes for the purpose of receiving old notes and transmitting new notes as of the settlement date with respect to the old notes. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of this exchange offer, those unaccepted old notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of this exchange offer.

Procedures for Tendering

A holder of old notes who wishes to accept this exchange offer, and whose old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, must instruct the custodial entity to tender and consent with respect to that holder’s old notes on the holder’s behalf pursuant to the procedures of the custodial entity.

To tender in this exchange offer, a holder of old notes must either:

(i)	complete, sign and date the letter of transmittal (or a facsimile thereof) in accordance with its instructions, including guaranteeing the signature(s) to the letter of transmittal, if required, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the certificates representing the old notes specified therein, to the exchange agent at the address set forth in the letter of transmittal for receipt on or prior to the expiration date; or

(ii)	comply with the DTC’s Automated Tender Offer Program, or ATOP, procedures for book-entry transfer described below on or prior to the expiration date.

The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. The letter of transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date of the exchange offer at one of its addresses set forth under “—Exchange Agent” in this prospectus or as set forth in the letter of transmittal. Old notes will not be deemed surrendered until the letter of transmittal and signature guarantees, if any, or agent’s message, are received by the exchange agent.

The method of delivery of old notes, the letter of transmittal, and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the exchange agent on or before the expiration date. Do not send the letter of transmittal or any old notes to anyone other than the exchange agent.

All new notes will be delivered only in book-entry form through DTC. Accordingly, if you anticipate tendering other than through DTC, you are urged to contact promptly a bank, broker or other intermediary (that has the capability to hold securities custodially through DTC) to arrange for receipt of any new notes to be delivered to you pursuant to the exchange offer and to obtain the information necessary to provide the required DTC participant with account information for the letter of transmittal.

Book-Entry Delivery Procedures for Tendering Old Notes Held with DTC

If you wish to tender old notes held on your behalf by a nominee with DTC, you must:

(i)	inform your nominee of your interest in tendering your old notes pursuant to the exchange offer; and

(ii)	instruct your nominee to tender all old notes you wish to be tendered in the exchange offer into the exchange agent’s account at DTC on or prior to the expiration date. Any financial institution that is a nominee in DTC, including Euroclear and Clearstream, must tender old notes by effecting a book-entry transfer of the old notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC, and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC (a “participant”) tendering old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A letter of transmittal need not accompany tenders effected through ATOP.

Proper Execution and Delivery of Letter of Transmittal

Signatures on a letter of transmittal or notice of withdrawal described below (see “—Withdrawal of Tenders”), as the case may be, must be guaranteed by an eligible institution unless the old notes tendered pursuant to the letter of transmittal are tendered (i) by a holder who has not completed the box entitled “Special Delivery Instructions” or “Special Issuance and Payment Instructions” on the letter of transmittal or (ii) for the account of an eligible institution. If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, such guarantee must be made by an eligible institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal is signed by the holder(s) of old notes tendered thereby, the signature(s) must correspond with the name(s) as written on the face of the old notes without alteration, enlargement or any change whatsoever. If any of the old notes tendered thereby are held by two or more holders, all such holders must sign the letter of transmittal. If any of the old notes tendered thereby are registered in different names on different old notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

If old notes that are not tendered for exchange pursuant to the exchange offer are to be returned to a person other than the holder thereof, certificates for such old notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible institution.

If the letter of transmittal is signed by a person other than the holder of any old notes listed therein, such old notes must be properly endorsed or accompanied by a properly completed bond power, signed by such holder exactly as such holder’s name appears on such old notes. If the letter of transmittal or any old notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal (or facsimile thereof), the tendering holders of old notes waive any right to receive any notice of the acceptance for exchange of their old notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payments and/or substitute certificates evidencing old notes for amounts not tendered or not exchanged are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If no such instructions are given, old notes not tendered or exchanged will be returned to such tendering holder.

All questions as to the validity, form, eligibility (including time of receipt), and acceptance and withdrawal of tendered old notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered old notes determined by us not to be in proper form or not to be properly tendered or any tendered old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular old notes, whether or not waived in the case of other old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will be under any duty to give such notification or shall incur any liability for failure to give any such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any holder whose old notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the old notes. Holders may contact the exchange agent for assistance with such matters.

Withdrawal of Tenders

You may withdraw tenders of old notes at any time prior to the expiration date.

For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to the expiration date at its address set forth under “—Exchange Agent” in this prospectus. The withdrawal notice must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	must contain a description of the old notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such old notes and the aggregate principal amount represented by such old notes; and

•	must be signed by the holder of those old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the old notes. In addition, the notice of withdrawal must specify, in the case of old notes tendered by delivery of certificates for such old notes, the name of the registered holder, if different from that of the tendering holder or, in the case of old notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn old notes. The signature on the notice of withdrawal must be guaranteed by an eligible institution unless the old notes have been tendered for the account of an eligible institution.

Withdrawal of tenders of old notes may not be rescinded, and any old notes properly withdrawn will be deemed not validly tendered for purposes of this exchange offer. Properly withdrawn old notes may, however, be retendered by again following one of the procedures described in “—Procedures for Tendering” prior to the expiration date.

Exchange Agent

The Bank of New York has been appointed the exchange agent for this exchange offer. Letters of transmittal and all correspondence in connection with this exchange offer should be sent or delivered by each holder of old notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent as follows:

By Mail or Hand Delivery:	The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7 East
New York, New York 10286
Attn: Diane Amoroso
Telephone:	(212) 815-3738
Facsimile Transmission:	(212) 298-1915

We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection with this exchange offer.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the old notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by facsimile transmission, telephone, email or in person by our officers and other employees and those of our affiliates.

Tendering holders of old notes will not be required to pay any fee or commission. If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, the holder may be required to pay brokerage fees or commissions.

Accounting Treatment

Since they represent the same indebtedness, the new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer.

DESCRIPTION OF THE NEW NOTES

In general, the form and terms of the new notes and the old notes are identical in all material respects, except that the new notes are not subject to transfer restrictions or registration rights.

We issued the old notes and will issue the new notes under an indenture by and among Saks Incorporated, the guarantors and The Bank of New York, as trustee. The terms of the new notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the new notes.

The definitions of some of the terms used in the following summary are set forth under “—Definitions.” In this summary, the word “company” means only Saks Incorporated and not any of the guarantors or other of its subsidiaries.

General

The new notes:

•	are general unsecured obligations of the company;

•	rank equally with all unsecured and unsubordinated indebtedness of the company;

•	are senior in right of payment to all subordinated indebtedness of the company; and

•	are unconditionally guaranteed by the guarantors, jointly and severally.

Principal, Maturity and Interest

We will issue new notes with a maximum aggregate principal amount of $208,105,000. We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity or other terms of the new notes. Any such additional notes issued could be considered part of the same series of notes under the indenture as the new notes.

The new notes will mature on December 1, 2013. Interest on the new notes will accrue at a rate of 7% per annum, and the interest, including any additional interest, will be payable semi-annually on each June 1 and December 1, commencing on June 1, 2004. We will make each interest payment to the holders of record of the new notes on the immediately preceding May 15 and November 15. Interest on the new notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The company will not be required to make any sinking fund payments with respect to the new notes.

Guarantees

The guarantors will jointly and severally guarantee the company’s obligations under the new notes and the indenture. The guarantors are those subsidiaries of the company that also guarantee the company’s obligations under the credit facility. If a subsidiary of the company that is not already a guarantor becomes a guarantor of the company’s credit facility, that subsidiary will become a guarantor under the new notes and the indenture for the new notes. Each guarantor will irrevocably and unconditionally guarantee, jointly and severally, the punctual payment of all of the company’s obligations under the new notes. The obligations of each guarantor under its guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance under applicable law.

Each guarantee will:

•	be a general, unsecured obligation of the guarantor;

•	rank equally with all unsecured and unsubordinated indebtedness of the guarantor; and

•	be senior in right of payment to all subordinated indebtedness of the guarantor.

The guarantee of a guarantor will be released:

•	in connection with any sale or transfer of all of the capital stock of such guarantor to a third party other than an affiliate of the company;

•	in connection with a sale or transfer of all or substantially all of the assets of that guarantor, pursuant to a transaction that complies with the indenture; or

•	if the guarantor is released from its guarantee obligations under the credit facility, and the company requests that the guarantee be released.

Covenants

Restrictions on Liens

The company will not, and will not permit any of its subsidiaries to issue, assume or guarantee any indebtedness secured by any Lien upon any Operating Property or Operating Asset of the company or any subsidiary, whether such property or assets are now owned or subsequently acquired. However, this restriction will not apply if we effectively provide that the new notes (together with, if we so determine, any of our other indebtedness ranking equally with the new notes) are secured at least ratably with the other secured indebtedness. In any event, the foregoing restrictions will not apply to:

(1)	a purchase money Lien on property given simultaneously with or within 180 days after the later of

•	the acquisition or completion of construction or completion of substantial reconstruction, renovation, remodeling, expansion or improvement (each a “substantial improvement”) of such property, or

•	the date such property was placed in operation after the acquisition or completion of any such construction or substantial improvement; or

(2)	the acquisition of property not previously owned by the company or any subsidiary of the company subject to an existing Lien securing indebtedness, whether or not assumed;

In each case above, the Lien may only secure indebtedness incurred for reimbursement of funds previously expended for any construction or substantial improvement. However, in each case any Lien must be limited to the acquired or constructed property or substantial improvement, or the real property on which any construction or substantial improvement occurs. If the acquired or constructed property is a distribution center, a Lien may also include any equipment used directly in the business conducted on that property. In any event, the total amount of the indebtedness secured by such Lien, together with all other indebtedness to persons other than the company or a subsidiary of the company secured by Liens on such property, may not exceed the lesser of the total cost of such property, including any such construction or substantial improvement, and the fair market value thereof immediately following the acquisition, construction or substantial improvement thereof by us;

(3)

a Lien on real property of the company or any of its subsidiaries which is the sole security for indebtedness. If such a Lien is for a distribution center, it may also include equipment used directly in the business conducted on that property. In any event, for this exception to be permitted, the Lien must be incurred within three years after the latest of the issuance of the new notes, the acquisition of the real property or equipment or the completion of construction or substantial improvement on the real property. The Lien must also be incurred for the purpose of reimbursing the company or any of its subsidiaries for the cost of acquisition or the cost of improvement of the real property or equipment. Finally, under this exception the amount of the Lien may not exceed the lesser of the aggregate cost of the real property, improvements and equipment and its fair market value;

(4)	Liens on Operating Property of the company or any of its subsidiaries incurred in the ordinary course of business that secure:

•	nondelinquent performance of bids or contracts (other than for borrowed money, obtaining of advances or credit or the securing of debt);

•	contingent obligations on surety and appeal bonds; and

•	other nondelinquent obligations of a like nature;

(5)	statutory or common law Liens relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds;

(6)	pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation;

(7)	statutory and tax Liens for sums not yet due or delinquent or which are being contested or appealed in good faith by appropriate proceedings;

(8)	mechanics’, materialmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business;

(9)	Liens of landlords or of mortgages of landlords, on fixtures and Operating Assets located on premises leased in the ordinary course of business;

(10)	Liens existing on the date of the indenture, or on assets of a subsidiary existing on the date it became a subsidiary;

(11)	Liens in favor of the company or any of its subsidiaries;

(12)	Liens securing only the indebtedness issued under the indenture; and

(13)	Liens to secure indebtedness incurred to extend, renew, refinance or replace indebtedness secured by any Liens referred to in the foregoing clauses (1) to (12), provided, however, that the principal amount of the extending, renewal, refinancing or replacement indebtedness does not exceed the principal amount of indebtedness so extended, renewed, refinanced or replaced, plus transaction costs and fees, and that any such Lien applies only to any part or all of the same property or assets that were subject to the prior permitted Lien (and, in case of real property, improvements thereon).

Restrictions on Sale and Leaseback Transactions

The indenture also prohibits the company or any of its subsidiaries from entering into any arrangement, without equally and ratably securing the new notes, with any Person providing for the leasing of any Operating Property or Operating Asset that the company or its subsidiaries have sold or transferred to such Person with the intention of taking back a lease of such property (a “Sale and Leaseback Transaction”) unless:

(1)	in the case of any sale or transfer involving proceeds in excess of $25 million, the company’s Board of Directors determines that the terms of such sale or transfer, to be fair and arms’ length, and

(2)

within 365 days after the receipt of the proceeds from a Sale and Leaseback Transaction, the company or any subsidiary applies an amount equal to the greater of the net proceeds of such sale or transfer or the fair value of such Operating Property or Operating Asset at the time of such sale or transfer to the prepayment or retirement (other than any mandatory prepayment or retirement) of Senior Funded Debt of the company or a subsidiary, or to the acquisition, construction, development or improvement of Operating Assets or Operating Properties. However, the company will not be required to use the funds from the Sale and Leaseback Transaction in this manner if the company or the subsidiary would be entitled, at the effective date of such sale or transfer, to incur indebtedness secured by a Lien on such Operating Property or Operating Assets, in an amount at least equal to the Attributable Debt in respect thereof, without equally and ratably securing the new notes pursuant to “Restrictions on Liens” described above. These restrictions will not apply to the following:

•	any Sale and Leaseback Transaction for a term of less than three years including renewals;

•	any Sale and Leaseback Transaction with respect to Operating Property (and, with respect to distribution centers, equipment used directly in the operation of, or the business conducted on, such Operating Property) if a binding commitment with respect thereto is entered into within three years after the later of the issuance of the new notes under the indenture or the date such Operating Property was acquired;

•	any Sale and Leaseback Transaction with respect to Operating Assets if a binding commitment with respect thereto is entered into within 180 days after the later of the date such property was acquired and, if applicable, the date such property was first placed in operation; or

•	any Sale and Leaseback Transaction between the company and its subsidiaries or between its subsidiaries if the lessor will be the company or a subsidiary.

Exempted Debts

Without complying with the restrictions in the indenture concerning Liens and Sale and Leaseback Transactions, the company may issue, assume or guarantee indebtedness secured by Liens, or enter into Sale and Leaseback Transactions if after such transactions the aggregate outstanding amount of all such indebtedness secured by Liens plus Attributable Debt resulting from such Sale and Leaseback Transactions (collectively, the “Exempted Debts”) does not exceed 17.5% of Consolidated Net Tangible Assets at the time such Lien is granted or at the time such Sale and Leaseback Transaction is entered into.

No Special Protection in the Event of a Highly Leveraged Transaction

The terms of the new notes will not afford the holders special protection in the event of a highly leveraged transaction.

Merger and Consolidation

The company may, without the consent of the holders of the new notes, consolidate with or merge with or into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, provided that:

(1)	the successor corporation is the company or a domestic corporation;

(2)	if the successor corporation is not the company, the successor corporation assumes the company’s obligations under the indenture and the new notes;

(3)	immediately after such transaction, no event of default has occurred and is continuing; and

(4)	the company, its subsidiaries and their Operating Property or any Operating Assets do not become subject to a Lien that would not be permitted under “Restrictions on Liens” or “Exempted Debts” described above, unless the new notes would rank equally with the indebtedness so secured.

Events of Default

The following will be Events of Default under the Indenture:

(1)	default for 30 days in payment of interest on the new notes;

(2)	default in payment of the principal of or premium, if any, on the new notes at maturity;

(3)	default in the performance of or breach of any other covenant or warranty of the company in the indenture, that continues for 60 days after the trustee has given us written notice as provided in the indenture;

(4)	acceleration of any indebtedness, having an aggregate minimum principal amount of $50 million, for money borrowed by the company or any of its subsidiaries under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not discharged within 10 days after written notice as provided in the indenture;

(5)	any guarantee ceases to be in full force and effect or is declared null and void, or any guarantor denies that it has any further liability under any guarantee or given notice to such effect; and

(6)	events in bankruptcy, insolvency or reorganization.

If an event of default (other than as specified in clause (6) above with respect to the company), occurs and is continuing, either the trustee, or the holders of at least 25% in aggregate principal amount of the outstanding new notes, may declare the principal of, premium, if any, and accrued interest on all of the outstanding new notes due and payable immediately by a written notice to the company (and to the trustee if given by holders of the new notes), upon which declaration, all such amounts payable will become and be immediately due and payable. If an Event of Default specified in clause (6) above with respect to the company occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the outstanding new notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of new notes.

After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding new notes, by written notice to the company and the trustee, may rescind such declaration if the company has paid or deposited with the trustee a sum sufficient to pay:

(a)	all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel;

(b)	all overdue interest on the new notes;

(c)	the principal of and premium, if any, on the new notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the new notes; and

(d)	to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the new notes.

In addition to the sums that we must deposit under (a)-(d) above, all events of default must have been cured or waived. The waiver or cure of the event of default need not apply to the non-payment of principal, premium, if any, and interest on the new notes that has become due solely by such declaration of acceleration.

The holders of not less than a majority in aggregate principal amount of the outstanding new notes may on behalf of the holders of all new notes waive any past defaults under the indenture, except a default:

•	in the payment of the principal of, or premium, if any, on the new notes;

•	in the payment of interest on the new notes; or

•	in respect of a covenant or provision that under the indenture cannot be modified or amended without the consent of the holder of each note outstanding.

No holder of the new notes has any right to institute any proceeding with respect to the indenture or any remedy thereunder, unless:

•	the holders of at least 25% in aggregate principal amount of the outstanding new notes have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding;

•	the trustee has failed to institute such proceeding within 60 days after receipt of such notice; and

•	the trustee, within such 60-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding new notes.

These limitations do not apply to a suit instituted by a holder of a registered note for the enforcement of the payment of the principal of, premium, if any, or interest on such registered note on or after the respective due dates expressed in such registered note.

We are required to furnish to the trustee annual and quarterly statements as to our performance and the performance of the guarantors of our respective obligations under the indenture and as to any default in such performance. We are also required to notify the trustee within five business days of any event which is, or after notice or lapse of time or both would become, an event of default.

Defeasance or Covenant Defeasance of Indenture

Defeasance and Discharge

The terms of the new notes provide that under specified conditions we will be discharged from any and all obligations in respect of the new notes (except for obligations to register the transfer or exchange of new notes, to replace stolen, lost or mutilated new notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the trustee, in trust for the benefit of the holders of new notes, of money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, the new notes on the stated maturity of the payments in accordance with the terms of the new notes.

This discharge may only occur if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in tax law, in either case, to the effect that holders of new notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur.

Defeasance of Certain Covenants

The terms of the new notes provide us with the option of not complying with the restrictive covenants described above. In those circumstances, the occurrence of the events of default described above in clauses (3) and (4) under “Events of Default” will be deemed not to be or result in an event of default with respect to the new notes. To exercise this option, we will be required to deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, the new notes on the stated maturity of the payments in accordance with the terms of the new notes.

We will also be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the new notes to recognize income, gain or loss for federal income tax purposes and that such holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect, except as to surviving rights or registration of transfer or exchange of the new notes, when either of the following occur:

(1)	all the new notes theretofore authenticated and delivered have been delivered to the trustee for cancellation; or

(2)(a)	all new notes not theretofore delivered to the trustee for cancellation have become due and payable and we have irrevocably deposited or caused to be deposited with the trustee funds sufficient to pay and discharge the new notes not previously delivered to the trustee for cancellation;

(b)	we have paid all other sums payable under the indenture; and

(c)	we have delivered to the trustee instructions to apply all deposited funds to pay all sums due on the new notes, and an officer’s certificate and an opinion of counsel each stating that we have complied with all conditions under the indenture relating to its satisfaction and discharge.

Amendments and Waivers

From time to time, we and the trustee may, without the consent of the holders, amend the indenture or the new notes to, among other things:

(1)	cure ambiguities, defects or inconsistencies;

(2)	qualify, or maintain the qualification of, the indenture under the Trust Indenture Act; or

(3)	make any change that does not materially adversely affect the legal rights of any holder. For the trustee to agree to such a change, we must deliver an opinion of counsel stating that such change does not materially adversely affect the legal rights of any holder.

We, the guarantors and the trustee may make other amendments and modifications to the indenture or the new notes with the consent of the holders of a majority of the principal amount of the outstanding new notes. However, without the consent of the holder of each outstanding registered note, no amendment may:

(1)	reduce the principal of or change the stated maturity of any registered note;

(2)	reduce the rate of or change the time for payment of interest on the new notes;

(3)	change the place or currency of payment of principal of (or premium) or interest on the new notes;

(4)	modify any provisions of the indenture relating to the waiver of past defaults or the right of the holders of new notes to institute suit for the enforcement of any payment on or with respect to the new notes;

(5)	reduce the percentage as stated above of the holders of new notes who must consent to an amendment or waiver of compliance with the indenture or the new notes;

(6)	waive a default in the payment of principal of or interest on the new notes (except a rescission of acceleration of the new notes by the holders as provided in the indenture and a waiver of the payment default that resulted from such acceleration);

(7)	modify the ranking or priority of the new notes or the guarantees in any manner adverse to the holders of the new notes; or

(8)	release any guarantor from any of its obligations under its guarantee or the indenture otherwise than in accordance with the indenture.

The holders of a majority in aggregate principal amount of the new notes, on behalf of all holders of the new notes, may waive our compliance with specified restrictive provisions of the indenture. Subject to the rights of the trustee provided in the indenture, the holders of a majority in aggregate principal amount of the new notes, on behalf of all holders of the new notes, may waive any past default under the indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the new notes), except a default in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each registered note.

Governing Law

The indenture, the new notes and the guarantees are governed by the laws of the State of New York, without regard to the principles of conflicts of law.

Definitions

“Accounts Receivable subsidiary” means any present or future subsidiary (including any credit card bank) of the company that is, directly or indirectly, wholly owned by the company (except in the case of any credit card bank, for directors’ qualifying shares) and organized for the purpose of, and is only engaged in, (i) originating, purchasing, acquiring, financing, servicing or collecting accounts receivable obligations of customers of the company or its subsidiaries, (ii) issuing or servicing credit cards, engaging in other credit card operations or financing accounts receivable obligations of customers of the company and its subsidiaries, (iii) the sale or financing of such accounts receivable and interests therein, and (iv) other activities incident thereto.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the imputed rate of interest of such transaction determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term “net rental payments” under any lease for any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

“Consolidated Net Tangible Assets” means the total amount of assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) that under GAAP are included on a balance sheet of the company and its subsidiaries after deducting therefrom all goodwill, trade names, trademarks, patents, favorable lease rights, unamortized debt discount and expense and other like intangibles (other than leasehold costs and investments in so-called safe harbor leases), which in each such case would be so included on such balance sheet, net of accumulated amortization.

“Credit Facility” means the Credit Agreement dated as of November 20, 2001, as amended, by and among the company, Bank of America, N.A., as Agent, and other financial institutions, as in effect on the Issue Date, and as such agreement may be amended, renewed, extended, substituted, refinanced, replaced, supplemented or otherwise modified from time to time, and includes related new notes, guarantees and other agreements executed in connection therewith.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Event of Default” has the meaning set forth under “—Events of Default” above.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Foreign subsidiary” means a subsidiary of the company not organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof.

“Funded Debt” means Indebtedness that matures more than one year from the date of the computation thereof, or that is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date; provided, however, that Funded Debt shall not include (i) obligations created pursuant to leases, or (ii) any Indebtedness for the payment or redemption of which money in the necessary amount shall have been deposited in trust either at or before the maturity date thereof.

“GAAP” means generally accepted accounting principles in effect in the United States which are applicable as of the Issue Date and that are consistently applied for all applicable periods.

“Guarantee” means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation. A guarantee shall include, without limitation, any agreement to maintain or preserve any other Person’s financial condition or to cause any other Person to achieve certain levels of operating results.

“Guarantor” means (i) each of the company’s subsidiaries that are guarantors or obligors in respect of the Credit Facility on the Issue Date and (ii) each other subsidiary of the company that is required to execute a supplemental indenture and become a Guarantor subsequent to the Issue Date pursuant to the indenture.

“Indebtedness” of any Person means indebtedness for borrowed money and indebtedness under purchase money Liens or conditional sales or similar title retention agreements, in each case where such indebtedness has been created, incurred, or assumed by such Person to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, guarantees by such Person of such indebtedness, and indebtedness for borrowed money secured by any Lien, pledge or other lien or encumbrance upon property owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

“Issue Date” means the original issue date of the new notes under the indenture.

“Lien” means any security interest, pledge, lien or other encumbrance.

“Operating Assets” means all merchandise, inventories, furniture and equipment (including all transportation and warehousing equipment, store racks and showcases but excluding office equipment and data processing equipment) owned by the company or a subsidiary.

“Operating Property” means all real property and improvements thereon owned by the company or any of its subsidiaries and constituting, without limitation, any store, warehouse, service center or distribution center wherever located; provided, however, that such term shall not include any store, warehouse, service center or distribution center which the company’s Board of Directors declares by resolution not to be of material importance to the business of the company and its subsidiaries. Operating Property is treated as having been “acquired” on the day the Operating Property is placed in operation by the company or any of its subsidiaries after the latest of (a) its acquisition from a third party, including any of the company’s subsidiaries, (b) completion of its original construction or (c) completion of its substantial reconstruction, renovation, remodeling, expansion or improvement (whether or not constituting an Operating Property prior to such reconstruction, renovation, remodeling, expansion or improvement).

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Securities Act” mean the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Senior Funded Debt” means all Funded Debt of the company or any Person (except Funded Debt, the payment of which is subordinated to the payment of the new notes).

“subsidiary” means any corporation or other business entity of which at least a majority of the outstanding stock or membership or other interest, as the case may be, having voting power under ordinary circumstances to elect a majority of the board of directors, managers or other governing body of said corporation or business entity or otherwise direct the business and affairs of such corporation or business entity is at the time owned or controlled by the company, or by the company and one or more of its subsidiaries, or by any one or more of the company’s subsidiaries; provided, that, unless otherwise expressly stated, subsidiary shall not include any Accounts Receivable subsidiary or any Foreign subsidiary.

Book-Entry, Delivery and Form

New notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. New notes will be issued at the closing of this exchange offer only pursuant to valid tenders of old notes. The new notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes” below. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge you to contact the system or their participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or the Indirect Participants. The ownership of interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by holders of old notes who exchange their old notes in the exchange offer with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes that are not Participants may hold their interests indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have new notes registered in their name, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest (including additional interest) and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the new notes, including the Global Notes, are registered as the owners of the new notes for the purpose of receiving payments and all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions or practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the new notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the new notes, DTC reserves the right to exchange the Global Notes for legended new notes in certificated form, and to distribute such new notes to its Participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive new notes in registered certificated form (“Certificated Notes”) if:

(1)	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes, and we fail to appoint a successor depositary, or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2)	at our option, we notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing an Event of Default with respect to the new notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and liquidated damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium and liquidated damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to that holder’s registered address. The new notes represented by the Global Notes are expected to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in the new notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Registered Exchange Offer; Registration Rights

In connection with our issuance of the old notes, we entered into a registration rights agreement pursuant to which we agreed, for the benefit of the holders of the old notes, at our cost to use our best efforts to:

(1)	by March 8, 2004, file a registration statement of which this prospectus is a part relating to a registered offer to exchange the old notes for new notes having terms identical in all material respects to the old notes (except that the new notes would not contain transfer restrictions);

(2)	cause the registration statement to be declared effective by June 7, 2004; and

(3)	complete the exchange offer by July 7, 2004.

Promptly after the registration statement was declared effective, we commenced this offer to exchange the new notes for the old notes. We agreed to keep the exchange offer open for not less than 20 business days and not more than 30 business days (or longer if required by applicable law) after the date on which this prospectus was mailed to the holders of the old notes. Interest on each registered note will accrue from the last interest payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on such outstanding 7% note, from the date of its original issue. The new notes will vote together with the old notes on all matters on which holders of old notes or new notes are entitled to vote.

Under existing interpretations of the staff of the SEC, after the new notes are issued, they will generally be freely tradable without further compliance with the registration and prospectus delivery requirements of the Securities Act. However, any participant in this exchange offer who is our affiliate or who intends to participate in this exchange offer for the purpose of distributing the new notes:

(1)	will not be able to rely on the interpretations of the SEC staff;

(2)	will not be entitled to participate in the exchange offer; and

(3)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the old notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each holder of old notes who wishes to exchange old notes for new notes pursuant to this exchange offer will be required to represent that:

(1)	it is not our affiliate;

(2)	the new notes to be received by it will be acquired in the ordinary course of its business; and

(3)	at the time of the exchange offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer that acquired old notes for its own account as a result of market-making or other trading activities, who we refer to as exchanging broker-dealers, must deliver a prospectus meeting the requirements of the Securities Act. Based on positions the SEC has taken in similar exchange offers, we believe that exchanging broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes by delivering this prospectus. Under the registration rights agreement, we are required to allow exchanging broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus in connection with the resale of new notes.

If:

(1)	changes in law or the applicable interpretations of the SEC staff do not permit us to complete this exchange offer;

(2)	for any other reason, this exchange offer is not completed by July 7, 2004;

(3)	any holder (other than a dealer manager if the old notes) of old notes notifies us that it is not eligible to participate in this exchange offer;

(4)	any of the dealer managers for the old notes requests with respect to old notes that are not eligible to be exchanged for new notes in this exchange offer and that are held by the dealer manager following completion of this exchange offer; or

(5)	any dealer manager that participates in this exchange offer does not receive freely tradeable new notes in exchange for old notes constituting any portion of an unsold allotments,

we will, at our cost:

(a)	as promptly as practicable, but not later than 30 days after so required or requested pursuant to the registration rights agreement, file with the SEC a shelf registration statement covering resales of the old notes; provided that, to the extent that we have already filed with the SEC a shelf registration statement covering resales of the old notes, we may instead use that registration statement;

(b)	use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act as promptly as practicable; and

(c)	use our best efforts to keep the shelf registration statement effective until the earlier of two years after its effective date or such time as all old notes eligible to be sold thereunder have been sold.

We will provide to each relevant holder copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has been filed and when it has become effective and take certain other actions as are required to permit unrestricted resales of the relevant notes. A holder that sells old notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations). In addition, a holder of old notes will be required to deliver information to be used in connection with the shelf registration statement in order to have such holder’s old notes included in the shelf registration statement and to benefit from the provisions set forth in the following paragraph.

If:

(1)	by June 7, 2004, the registration statement of which this prospectus is a part has not been declared effective;

(2)	by July 7, 2004, neither the exchange offer has been completed nor the shelf registration statement has been declared effective; or

(3)	after either the registration statement of which this prospectus is a part or the shelf registration statement has been declared effective, such registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of new notes or old notes, as applicable, in accordance with and during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (3), a “Registration Default”), then additional interest will accrue on the principal amount of the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Additional interest will accrue at a rate of 0.25% per year during the 90-day period immediately following the occurrence of any such Registration Default and shall increase by 0.25% per year at the end of each subsequent 90-day period until all such Registration Defaults have been cured, but in no event will such rate exceed 0.50%.

The above description of the registration rights agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the registration rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

United States Tax Consequences

The following is a general discussion of certain United States federal income tax consequences associated with the exchange offer and the ownership and disposition of the new notes offered herein. Except where noted, it deals only with those holders who hold the old notes and new notes as capital assets and does not deal with special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding old notes or new notes, as the case may be, as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings. The following summary does not address specific state or local or non United States tax consequences or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax.

Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the foregoing, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address tax consequences of the purchase, ownership, or disposition of the new notes to holders of new notes other than those holders who acquired their new notes pursuant to the exchange offer. If a partnership holds the old notes or new notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold old notes or will receive new notes pursuant to the exchange offer should consult their own tax advisors.

As used herein, the term “U.S. Holder” means a holder of old notes or new notes, as the case may be, that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the law of the United States or of any political subdivision thereof, (iii) any estate the income of which is includible in gross income for United States tax purposes, regardless of its source, or (iv) a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust was in existence on August 20, 1996, was treated as a United States person prior to that date, and elected to continue to be treated as a United States person. For purposes of this discussion, the term “non-U.S. Holder” means a holder of old notes or new notes that, for United States federal income tax purposes, is (i) a nonresident alien, (ii) a corporation, partnership, estate or trust that is not a U.S. Holder or (iii) any other person that is not subject to United States federal income taxation in respect of the notes.

Each U.S. Holder and non-U.S. Holder should consult its tax advisor regarding the particular tax consequences to such holder of the exchange offer, the ownership and disposition of the new notes, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

U.S. Holders

Exchange Offer

Under general principles of tax law, the “significant modification” of a debt instrument creates a deemed exchange (upon which gain or loss may be recognized) if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. Under applicable Treasury Regulations, the modification of a debt instrument is a significant modification that will create a deemed exchange if, based on all the facts and circumstances and taking into account certain modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” In addition, a significant modification that will create a deemed exchange occurs if one of the bright line tests set forth in Treasury Regulations Section 1.1001-3(e) is met.

The exchange of old notes for new notes pursuant to the exchange offer should not constitute an exchange for federal income tax purposes as the new notes do not differ materially in kind or extent from the old notes and consequently, a significant modification of a debt instrument pursuant to Treasury Regulations Section 1.1001-3 has not occurred. Accordingly, a U.S. Holder who exchanges old notes for the new notes pursuant to the exchange offer will not recognize taxable gain or loss upon the receipt of the new notes in exchange for the old notes in the exchange offer and will continue to include original issue discount (“OID”) in gross income as it accrues in the registered note, in advance of the receipt of cash attributable to that income, if the outstanding 7% note was issued with OID. In addition, the holding period for a registered note received in the exchange offer will include the holding period of the outstanding 7% note surrendered in exchange therefor and the adjusted tax basis of a registered note immediately after the exchange will be the same as the adjusted tax basis of the outstanding 7% note surrendered in exchange therefor.

Each U.S. Holder should consult its tax advisor regarding the particular tax consequences to such U.S. Holder in the exchange transaction.

Consequences to Non-Tendering U.S. Holders

A Non-Tendering U.S. Holder will not realize any gain or loss for failing to tender an outstanding 7% note for a registered note.

Payment of Interest

Stated interest payable on the new notes generally will be included in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes.

Sale, Exchange and Retirement of New notes

Upon the sale, exchange (subsequent to this exchange offer), retirement at maturity, or other taxable disposition of the new notes, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized by such holder (less an amount equal to any accrued and unpaid interest not previously included in income, which will be treated as ordinary interest income) and such holder’s adjusted tax basis in the new notes. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to accrual of OID and certain payments of principal and interest paid on the new notes and to the proceeds of the sale of new notes made by U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number on a Form W-9, furnishes an incorrect taxpayer identification number, fails to certify foreign or other exempt status from backup withholding or receives notification from the Internal Revenue Service that the holder is subject to backup withholding as a result of a failure to report all interest or dividends.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

Subject to the discussion of backup withholding and information reporting below, the interest income and gains that a non-U.S. Holder derives in respect of the new notes generally will be exempt from U.S. federal income taxes, including withholding tax.

Payments of interest or principal in respect of the new notes by us or our paying agent to a holder that is a non-U.S. Holder will not be subject to withholding of United States federal income tax, provided that, in the case of payments of interest (including OID):

(a)	the income is effectively connected with the conduct by such non-U.S. Holder of a trade or business carried on in the United States and the non-U.S. Holder complies with applicable identification requirements (described below under “Backup Withholding and Information Reporting”); or

(b)	the non-U.S. Holder and/or each securities clearing organization, bank, or other financial institution that holds the new notes on behalf of such non-U.S. Holder in the ordinary course of its trade or business, in the chain between the non-U.S. Holder and the paying agent, complies with applicable identification requirements (described below under “Backup Withholding and Information Reporting”) to establish that the holder is a non-U.S. Holder and in addition, that the following requirements of the “portfolio interest” exception under the Code are satisfied:

•	the non-U.S. Holder does not actually or constructively own 10% or more of our voting stock;

•	the non-U.S. Holder is not a controlled foreign corporation with respect to us; and

•	the non-U.S. Holder is not a bank whose receipt of interest on the new notes is described in Section 881(c)(3)(A) of the Code.

Any gain that a non-U.S. Holder realizes on a sale or exchange of the new notes generally will be exempt from U.S. federal income tax, including withholding tax, unless:

(a)	such gain is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies, such gain is attributable to a permanent establishment of the non-U.S. Holder);

(b)	in the case of a non-U.S. Holder that is an individual, such non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such sale, exchange, or other disposition occurs; or

(c)	in the case of gain representing accrued interest, the requirements of the portfolio interest exception are not satisfied.

In the case of a non-U.S. Holder which is subject to United States federal income taxation on a net basis in respect of the new notes, such holder will generally be taxed under the same rules that govern the taxation of a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to an additional branch profits tax.

Backup Withholding and Information Reporting

Payment of the proceeds of a sale of a registered note or payment of interest (including OID) will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption (absent actual knowledge by the paying agent that the holder is actually a U.S. Holder). Applicable Treasury Regulations provide certain presumptions under which a non-U.S. Holder will be subject to backup withholding and information reporting unless such holder certifies as to its non-U.S. status or otherwise establishes an exemption. In addition, these Treasury Regulations change certain procedural requirements related to establishing a holder’s non-U.S. status. Non-U.S. Holders should consult with their own tax advisors regarding the above issues.

Any amounts withheld from a payment to a non-U.S. Holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Applicable identification requirements generally will be satisfied if there is delivered to a securities clearing organization either directly, or indirectly, by the appropriate filing of a Form W-8IMY:

(a)	IRS Form W-8BEN signed under penalties of perjury by the non-U.S. Holder, stating that such holder of the new notes is not a U.S. person and providing such non-U.S. Holder’s name and address;

(b)	with respect to non-U.S. Holders of the new notes residing in a country that has a tax treaty with the United States who seek an exemption or reduced tax rate (depending on the treaty terms), Form W-8BEN. If the treaty provides only for a reduced rate, withholding tax will be imposed at that rate unless the non-U.S. Holder qualifies under the portfolio interest rules set forth in the Code and files a W-8BEN; or

(c)	with respect to interest income effectively connected with the conduct by such non-U.S. Holder of a trade or business carried on in the United States, Form W-8ECI;

provided that in any such case:

•	the applicable form is delivered pursuant to applicable procedures and is properly transmitted to the U.S. withholding agent, otherwise required to withhold tax; and

•	none of the entities receiving the form has actual knowledge or reason to know that the holder is a U.S. Holder.

Certain U.S. Federal Income Tax Documentation Requirements

A non-U.S. beneficial owner of the new notes holding them through a paying agent will be subject to U.S. withholding tax that generally applies to payments of interest (including OID) on registered debt issued by U.S. Persons as well as interest (including original issue discount) which is due as a result of the exchange transaction, unless (i) each clearing system, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and (ii) such beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

Exemption for non-U.S. Persons (Form W-8BEN). Beneficial owners of the new notes that are non-U.S. Persons can obtain a complete exemption from the withholding tax by qualifying under the portfolio interest rules set forth in the Code and by filing a Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Withholding), or otherwise satisfying certain documentary evidence requirements for establishing that it is a non-U.S. person. If the information shown on Form W-8BEN changes, the withholding agent or payer must be notified within 30 days of the change in circumstances and a new Form W-8BEN must be filed.

Exemption for non-U.S. Persons with effectively connected income (Form W-8ECI). A non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch, for which the interest income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing Form W-8ECI (Certificate of Foreign Person’s Claim for Exemption from Withholding on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

Exemption or reduced rate of non-U.S. Persons resident in treaty countries (Form W-8BEN). Alternatively, non-U.S. Persons that are new notes owners residing in a country that has a tax treaty with the United States can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing Form W-8BEN, or otherwise satisfying certain documentary evidence requirements. If the treaty provides only for a reduced rate, withholding tax will be imposed at that rate unless the filer qualifies under the portfolio interest rules set forth in the Code and files Form W-8BEN, or otherwise satisfies certain documentary evidence requirements.

Exemption for U.S. Persons (Form W-9). U.S. Persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Payer’s Request for Taxpayer Identification Number and Certification).

U.S. Federal Income Tax Reporting Procedure. The holders of new notes file by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency). Forms W-8BEN and W-8ECI are effective for three calendar years unless a change in circumstances makes any information in the form incorrect.

This summary does not deal with all aspects of U.S. Federal income tax withholding that may be relevant to non-U.S. Holders of the new notes. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of the new notes.

PLAN OF DISTRIBUTION

We are not using any underwriters for this exchange offer and we are bearing the expenses of the exchange.

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until forty days after the effectiveness of this registration statement all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any resale of new notes and any commissions or concessions received by any these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date, we shall promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes offered hereby will be passed upon for Saks by Charles J. Hansen, Executive Vice President and General Counsel of Saks Incorporated. A copy of this legal opinion was filed as an exhibit to the registration statement containing this prospectus.

EXPERTS

The consolidated financial statements incorporated in the Registration Statement by reference to the annual report on Form 10-K for the three years ended February 1, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$208,105,000

Saks Incorporated

Offer to Exchange $208,105,000

7% Notes Due 2013 registered under the

Securities Act of 1933

for $208,105,000 aggregate principal amount of its outstanding unregistered

7% Notes due 2013

PROSPECTUS

April 12, 2004